EXHIBIT 11.1

THE PMI GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER SHARE

	Year ended December 31,
	2008	2007	2006
	(In thousands, except per share data)
Basic net (loss) income per share:
Net (loss) income	$(928,508)	$(915,326)	$419,651
Weighted-average shares outstanding	81,423	84,645	86,478

Basic net (loss) income per share	$(11.40)	$(10.81)	$4.85

Diluted net (loss) income per share:
Net (loss) income:
As reported	$(928,508)	$(915,326)	$419,651
Interest and amortization expense, net of taxes	—	—	4,752

Net (loss) income adjusted for diluted EPS calculation	$(928,508)	$(915,326)	$424,403

Weighted-average shares outstanding	81,423	84,645	86,478
Weighted-average stock options and other dilutive components	—	—	6,388
Weighted-average shares for diluted EPS	81,423	84,645	92,866

Diluted net (loss) income per share	$(11.40)	$(10.81)	$4.57